SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

FRIENDFINDER NETWORKS INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

358453 30 6
(CUSIP Number)

Andrew Conru
c/o Roberts E. Inveiss
Bose McKinney & Evans LLP
111 Monument Circle, Suite 2700
Indianapolis, Indiana  46204
(317) 684-5000
(Name, Address and Telephone Number of
Person Authorized to Receive Notices and Communications)

May 11, 2011
(Date of Event Which Requires
Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e) 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

(Continued on following pages)

(Page 1 of 6 pages)

CUSIP No.: 358453 30 6	13D	Page 2 of 6 Pages

(1)	NAMES OF REPORTING PERSONS	Andrew B Conru Trust Agreement

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
	(see instructions)	(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS (see instructions)	SC

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION	California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(7)	SOLE VOTING POWER	11,691,642

(8)	SHARED VOTING POWER	0

(9)	SOLE DISPOSITIVE POWER	11,691,642

(10)	SHARED DISPOSITIVE POWER	0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	11,691,642

(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	33.37%

(14)	TYPE OF REPORTING PERSON (see instructions)	OO

CUSIP No.: 358453 30 6	13D	Page 3 of 6 Pages

(1)	NAMES OF REPORTING PERSONS	Andrew B Conru

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
	(see instructions)	(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS (see instructions)	SC

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION	United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(7)	SOLE VOTING POWER	11,691,642

(8)	SHARED VOTING POWER	0

(9)	SOLE DISPOSITIVE POWER	11,691,642

(10)	SHARED DISPOSITIVE POWER	0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	11,691,642

(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	33.37%

(14)	TYPE OF REPORTING PERSON (see instructions)	IN

CUSIP No.: 358453 30 6	13D	Page 4 of 6 Pages

ITEM 1.    Security and Issuer

Name of issuer:	FriendFinder Networks Inc.

Address of issuer’s
principal executive offices:	6800 Broken Sound Parkway NW, Suite 100
Boca Raton, FL 33487

Title of class of securities:	Common Stock

ITEM 2.    Identity and Background

(a) Name of person filing:	Andrew B. Conru Trust Agreement
Andrew B. Conru

(b) Residence or business address:	2125 1st Avenue, #2904
Seattle, Washington 98121

(c)	Present principal occupation and
name, principal business and address
where employment is conducted:	Consultant (Andrew B. Conru)
2125 1st Avenue, #2904
Seattle, Washington 98121

(d)	During the last five years the persons filing this statement have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years the persons filing this statement have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the persons filing this statement were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: United States

ITEM 3.  Source and Amount of Funds or Other Consideration.

The acquisition of the shares was funded by the sale to the Issuer of a business owned in part by Andrew B. Conru Trust Agreement.

ITEM 4.  Purpose of Transaction.

The shares were acquired from the Issuer as part of the consideration for the sale to the Issuer of Various, Inc., a business owned in part by Andrew B. Conru Trust Agreement.  The sale occurred in 2007, which was prior to the date the Issuer’s common stock was registered under the Securities Exchange Act of 1934, as amended.  Subsequently, in 2010, a portion of the purchase price represented by debt obligations was restructured and Andrew B. Conru Trust Agreement acquired certain Non-Cash Pay Second Lien Notes which are convertible into shares of the Issuer’s common stock. The reporting persons have other no plans or proposals of the types described in the instructions to Item 4 of Schedule 13D.

CUSIP No.: 358453 30 6	13D	Page 5 of 6 Pages

ITEM 5.  Interest in Securities of the Issuer.

(a)	Amount beneficially owned:	11,691,642	*

	Percent of class:	33.37%

__________________
*
Includes 3,380,879 shares of common stock owned by Andrew B. Conru Trust Agreement, of which Andrew B. Conru is the sole trustee.  In addition, the Trust owns approximately $160 million in principal amount of the Issuer’s 11.5% Non-Cash Pay Second Lien Notes which by their terms became convertible into the Issuer’s common stock upon consummation of the Issuer’s initial public offering.  The conversion price is equal to the offering price in the initial public offering, which was $10.00 per share.  The right to convert is subject to a maximum limit of 8,310,763 shares of common stock for all such Notes outstanding, which the Trust is deemed to own beneficially pursuant to Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended.  However, while under certain circumstances the Trust could acquire up to 8,310,763 shares in a conversion,  if other Noteholders elect to convert their Notes prior to or contemporaneously with the Trust, the Trust may be permitted to convert less Notes and acquire fewer shares.

(b) Number of shares as to which each of the Trust and Andrew B. Conru has:

(i)	Sole power to vote or direct the vote:	11,691,642
(ii)	Shared power to vote or direct the vote:	0
(iii)	Sole power to dispose or to direct the disposition of:	11,691,642
(iv)	Shared power to dispose or to direct the disposition of:	0

(c)
On May 11, 2011 the Issuer established the initial public offering price for its common stock, which fixed the conversion price for the Non-Cash Pay Second Lien Notes.  At the same time, the maximum number of shares into which the Notes can be converted was determined.  No other transactions in the Issuer’s common stock were effected by the reporting persons during the past 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)	Not applicable.

ITEM 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Parties have entered into a Lock-Up Agreement with the underwriters of the Issuer’s initial public offering pursuant to which the Reporting Parties have agreed not to dispose of the Issuer’s common stock or securities convertible into the Issuer’s common stock for a period of 180 days after the date of the underwriting agreement for the Issuer’s initial public offering, without the prior written consent of the underwriters.  In addition, the Reporting Parties are parties to a registration rights agreement relating to certain shares of the Issuer’s common stock pursuant to which the Reporting Parties must act together with other shareholders to dispose of their shares in order to obtain certain registration benefits under the agreement.  The Indenture for the Issuer’s Non-Cash Pay Second Lien Notes includes provisions pursuant to which the Notes will be exchanged within a specified time period for identical notes issued under a registration statement and, therefore, not subject to transfer restrictions under federal and state securities laws.

The Reporting Persons have not entered into any other contracts, arrangements or understandings with respect to the acquisition, ownership, voting or disposition of the securities of the Issuer.

CUSIP No.: 358453 30 6	13D	Page 6 of 6 Pages

ITEM 7.  Material to Be Filed as Exhibits.

99.1	Written Agreement and Power of Attorney Relating to the Filing of Joint 13D Statement – SEC Rule 13d-1(k).

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 23, 2011	ANDREW B. CONRU TRUST AGREEMENT

	By:	/s/ Andrew B. Conru
Andrew B. Conru
Trustee

/s/ Andrew B. Conru
Andrew B. Conru